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                                    FORM 6-K

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                                               Commission File Number: 333-10486


                           For the Month of July 2002


                            Trend Micro Incorporated
                (Translation of registrant's name into English)


             Odakyu Southern Tower, 10th Floor, 2-1, Yoyogi 2-chome,
                        Shibuya-ku, Tokyo 151-8583, Japan
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X        Form 40-F
                                  ---                 ---


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                    No  X
                            ---                   ---


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                  --------------

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Information furnished on this form:


                               Table of Contents



1.   Press release of July 23, 2002 announcing stock repurchase program.

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                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Trend Micro Incorporated

Date: July 23, 2002                       By: /s/ Mahendra Negi
                                              --------------------
                                              Mahendra Negi
                                              Representative Director;
                                              Chief Financial Officer
                                              and Executive Vice
                                              President

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                                                                    Attachment 1


Trend Micro Announces Stock Repurchase Program

Tokyo, Japan - July 23, 2002 - Trend Micro Inc. (NASDAQ:TMIC, TSE:4704), a worldwide leader in network antivirus and Internet content security solutions, today announced that its Board of Directors has authorized the company to repurchase up to 1,000,000 shares of its common stock with an aggregate value of no more than 2.8 billion yen.

About Trend Micro

Trend Micro is a leader in network antivirus and Internet content security software and services, with North American headquarters in Cupertino, California, and business units worldwide. Trend Micro products are sold directly and through corporate, value-added resellers and managed service providers. For additional information and evaluation copies of all Trend Micro products, visit www.trendmicro.com.
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For additional information:
Mr.Mahendra Negi
Chief Financial Officer/IR Officer
phone: +81-3-5334-4899
fax: +81-3-5334-4874
ir@trendmicro.co.jp